FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated August 4, 2011

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Company name:	Magyar Telekom Plc.	Company address: e-mail address:	H-1013 Budapest Krisztina krt. 55. investor.relations@telekom.hu
IR contacts:	Position:	Telephone:	E-mail address:
Krisztina Förhécz	Head of Investor Relations	+36-1-457-6029	forhecz.krisztina@telekom.hu
Linda László	IR manager	+36-1-457-6084	laszlo.linda@telekom.hu
Márton Szot	IR manager	+36-1-458-0453	szot.marton@telekom.hu
Márton Teremi	IR manager	+36-1-457-6229	teremi.marton@telekom.hu

Magyar Telekom Group 2011 Half-year financial report

Growth in underlying margins, reflecting continued focus on cost discipline

Budapest — Aug 4, 2011 — Magyar Telekom (Reuters: MTEL.BU and Bloomberg: MTELEKOM HB), the leading Hungarian telecommunications service provider, has today reported its consolidated financial results for the first half of 2011, in accordance with International Financial Reporting Standards (IFRS).

Highlights:

•      Revenues were down 3.9%, from HUF 297.8 bn to HUF 286.1 bn in the first half of 2011 compared with the same period in 2010. This was mainly due to lower fixed and mobile voice revenues in all three countries. In Hungary,  SI/IT revenues also declined. These declines were partly offset by growth in TV and mobile internet revenues. Appreciation of the Hungarian forint had a slightly negative effect on revenue contribution from international subsidiaries.

•      EBITDA declined by 18.2%, from HUF 119.5 bn to HUF 97.8 bn, with an EBITDA margin of 34.2%. Underlying EBITDA, excluding investigation-related costs and provisions, severance expenses and the special telecom tax, increased by 0.8% to HUF 123.3 bn. The underlying EBITDA margin was 43.1% in the first half of 2011 compared to 41.1% in the same period of 2010. The higher underlying EBITDA margin reflects strong cost-cutting measures undertaken in employee-related and other operating expenditure, as well as a decrease in handset subsidies. In addition to this, Q1 2011 results were also supported by a HUF 1.4 bn gain on real estate sales in Hungary.

Details of special influences, telecom tax and EBITDA performance (HUF bn)	Q2 2010	H1 2010	Q2 2011	H1 2011
Investigation-related costs and provisions	0.8	1.3	10.6	11.0
Severance expenses	0.4	1.5	0.3	1.8
Telecom tax	0	0	6.3	12.7
Total special influence	1.3	2.8	17.2	25.5
Reported EBITDA	61.8	119.5	44.6	97.8
Underlying EBITDA	63.1	122.3	61.8	123.3

•      Magyar Telekom has been subjected to a special telecom tax charged on the company’s annual revenues, retrospectively from January 1, 2010. As this was only introduced in Q4 2010, the impact of the tax was only seen in the Q4 results of both the Group and its segments in 2010. However, the reported EBITDA of the Hungarian segments (Telekom Hungary and T-Systems Hungary) now includes the special telecom tax for both H1 2010 and H1 2011 to allow for a more accurate comparison of the year-on-year performance of the segments. H1 2010 Group numbers however, were not restated, (in line with IFRS rules), thereby making the Group’s year-on-year performance less comparable.

•      On June 24, 2011 the Board of Directors of Magyar Telekom approved an agreement in principle with the staff of the U.S. Securities and Exchange Commission (the “SEC”) to settle its investigation relating to the Company. In light of this agreement in principle with the SEC and the ongoing negotiations with the Department of Justice (the “DOJ”), the Company recognized in Q2 2011 a provision of HUF 11.5 bn (USD 62.4 million) in connection with these investigations: of which HUF 1.1 bn was accounted for within the net financial results, with the rest accounted for within Other operating expenses in the Telekom Hungary segment.

•      Profit attributable to owners of the parent company (net income) decreased by 39.7%, from HUF 32.4 bn to HUF 19.5 bn. This decline was driven by the fall in reported EBITDA and only partly offset by lower income tax. Income tax expense decreased in H1 2011 compared with H1 2010 due to a combination of lower profit before tax and a one-time booking of HUF 5.2bn in Q2 2010: this itself was due to a change in Macedonian tax law which calculates the corporate income tax payable based on the profit reserves expected to be paid out as dividends at a later date to non-resident entities.

•      Net cash generated from operating activities increased from HUF 92.4 bn to HUF 95.5 bn. The lower reported EBITDA was more than offset by an improvement in working capital. This was driven by the special telecom tax that was accounted for in the first half of the year but paid however, only in July (tax for the second half will be paid in October), provisions in relation to the agreement in principle with the SEC and a decline in bad debts.

•      Investment in tangible and intangible assets (CAPEX) decreased by HUF 9.5 bn to HUF 26.7 bn in the first half of 2011 compared to the same period in 2010. Of this total number, HUF 21.3 bn related to the Telekom Hungary segment and HUF 1.2 bn to the T-Systems Hungary segment. In Macedonia and Montenegro, CAPEX spending was HUF 2.6 bn and HUF 1.4 bn, respectively.

•      Free cash flow (operating cash flow and investing cash flow adjusted for proceeds from / payments for other financial assets) increased by HUF 10.4 bn in the first half of 2011 to HUF 63.8 bn from HUF 53.4 bn in the same period of 2010. Improvement in working capital led to a HUF 3.1 bn increase in operating cash flow. Lower CAPEX spending and higher proceeds from real estate sales also supported the higher free cash flow.

•      Net debt decreased from HUF 297.4 bn at the end of June 2010 to HUF 295.1 bn by the end of June 2011. The net debt ratio (net debt to total capital) was 35.1% at the end of June 2011.

Christopher Mattheisen, Chairman and CEO commented: “Although we have been successful in our efforts to maintain or in some cases to even grow our market shares, the weakened Hungarian telecoms market and anemic recovery in the general economy caused the declining revenue trends to continue into the second quarter.  While we will maintain our efforts to increase revenue contribution from our growth services, this has not yet been able to offset declining fixed line and mobile voice revenues. Our focus on cost discipline continues to bear fruit and we were able to repeat our outstanding performance in the first quarter by delivering a 43% underlying EBITDA margin again in the second quarter.

We are, however, cautious on the second half of the year and expect the unfavorable economic environment to limit further household disposable income, while the competitive environment is also expected to strengthen as we approach the year end. Migration of subscribers to the Hoppá package continues to be strong; however, as indicated previously, the positive retention effect will be coupled with ARPA dilution for this year. Also, some of our expense lines are expected to show an increase in the second half, including employee-related expenses that will reflect wage increases implemented from July. Despite the slight growth in underlying EBITDA for the first half of this year, we maintain our guidance for an underlying EBITDA decline of 4-6% for 2011, although we now expect this decline to be towards the more optimistic end of this range. Our revenue target of a 3-5% decline and CAPEX reduction target of approximately 5% remain unchanged.”

Q2 2011 results analysis

Group

•      Revenues declined by 4.6% in Q2 2011 compared to the same quarter in 2010. Retail voice revenues decreased across all markets, reflecting the unfavorable economic environment and intensifying mobile competition in Macedonia. Lower Hungarian mobile termination rates introduced in December 2010 resulted in a wholesale mobile revenue decline which could not be offset by the increase in TV and mobile broadband revenues.

•      Reported EBITDA was down by 27.9% in the second quarter, while underlying EBITDA declined by 2.1%. This EBITDA decline was a direct result of lower revenues and could not be wholly offset by the cost cutting initiatives which were undertaken primarily in employee-related expenses and other cost items such as marketing and consultancy expenses. However, underlying EBITDA margin still showed an increase from 42.0% in Q2 2010 to 43.0% in Q2 2011.

Telekom Hungary Segment

Revenues before inter-segment elimination fell by 3.2% to HUF 104.0 bn, EBITDA was down 26.1% to HUF 27.7 bn and EBITDA margin was 26.7% in the second quarter of 2011. Excluding special influences, which mainly includes the special telecom tax and the investigation-related costs and provisions, underlying EBITDA was down by 1.0% to HUF 44.0 bn in the second quarter of 2011 compared to the second quarter of 2010. The underlying EBITDA margin grew from 41.4% to 42.3% driven by a reduction in employee-related expenses and other operating expenses largely as a result of efficiency improvements. These reductions, coupled with lower levels of voice related payments, mainly reflecting a cut in Hungarian mobile termination rates in December 2010, almost fully offset the decline in high margin voice revenues.

•      Lower voice revenues as a result of mobile substitution and migration towards IP-based solutions, coupled with the dilution impact of Hoppá packages, caused fixed line revenues to decline by 5.6% to HUF 45.2 bn in Q2 2011. The decline in fixed line internet revenues narrowed to -2.6%, while growth in TV revenues remained strong at 13.9%. The total number of TV customers exceeded 756,000 by the end of June, with strong migration from cable TV to the IPTV service.  Demand for satellite TV also remained strong.

•      Mobile revenues decreased by 1.3% to HUF 58.5 bn in the second quarter of 2011. A slight increase in the customer base, higher mobile usage and a steady increase in the proportion of post-paid customers could not fully offset the unfavorable impact of lower effective tariff levels. As such, retail revenues were down by 2.0%. However, T-Mobile remained the clear market leader and managed to increase its market share to 45.1% amongst active customers. Voice wholesale revenues were hit by a 16% cut in mobile termination fees, effective from December 2010. Non-voice revenues grew by 9.7% as a result of a 52.8% increase in mobile broadband subscriptions that supported the growth in mobile internet revenues. Driven by an increasing ratio of higher priced smartphone sales, equipment and activation revenues grew by 6.0%. Although subsidies on these handsets are also higher, the total subsidy level decreased and the average acquisition cost per new customer was cut by 24.6%.

T-Systems Hungary Segment

Revenues before inter-segment elimination were down 9.8% to HUF 26.2 bn. EBITDA was up 6.5% to HUF 4.4 bn in the second quarter of 2011 and the EBITDA margin was 16.9%. Excluding special influences, which mainly includes the special telecom tax, underlying EBITDA declined by 5.5% to HUF 5.4 bn. The underlying EBITDA margin of 20.6%, up from 17.6% in the second quarter of 2010, reflected efforts to improve efficiency in light of the drop in high-margin voice revenues; the level of bad debts also significantly improved after the settlement of some outstanding bills in the public sector.

•      Fixed line revenues were down 6.3% to HUF 7.5 bn driven by lower usage and continued erosion in our customer base, principally caused by mobile substitution, coupled with significant price pressure. Voice retail revenues declined by 10.3%.

•      Mobile revenues decreased 4.6% to HUF 8.3 bn, driven primarily by declining average tariff levels and lower levels of usage that could not be offset by the increase in customer base. Other mobile revenues declined due to the Governmental measures announced in August 2010. To preserve profitability, in addition to other cost cutting measures, the acquisition cost per new customer was cut by 21.2%.

•      SI/IT revenues were down 15.6% to HUF 10.5 bn in the second quarter of 2011. Due to restrictive measures imposed by the government, no new public IT deals have been launched in the last several quarters, while earlier mandated projects are coming to an end. In addition to this, demand for SI/IT services in the corporate segment has not yet recovered to pre-recession levels, due to the ongoing difficult economic environment.

Macedonia

In Macedonia, revenues decreased by 13.1% to HUF 17.0 bn in the second quarter of 2011 compared to the same period in 2010, with EBITDA down 17.3%. The appreciation of the Hungarian forint had a slight negative effect on revenue contribution (on average, the Hungarian forint strengthened by 2.7% against the Macedonian Denar in the second quarter of 2011 compared with 2010). The EBITDA decline is due to the intense competition within mobile, resulting in significant pricing pressure and increasing level of handset subsidies: both these factors could not be offset by decreasing other operating expenses.

•      Fixed line revenues were down 8.3%. The increase in wholesale voice revenues, which was driven by growing incoming and transited traffic volumes and higher settlement prices, could not offset the strong decline in voice retail revenues. Growing demand for double and triple play packages resulted in higher TV revenues.

•      Mobile revenues declined by 17.0% due to the fiercely competitive environment in Macedonia. The decline in the pre-paid subscriber base as well as competition driven tariff reductions put pressure on revenues. Nevertheless, T-Mobile Macedonia remained the clear market leader with a 50.0% market share.  In addition to the slightly improved customer mix, the more widely used closed user group offers resulted in higher MOU. However, despite the increase in mobile internet usage and the higher number of SMS messages sent, non-voice revenues also declined due to promotions offering free and discounted SMS messages.

Montenegro

Revenues of the Montenegrin subsidiary stayed flat at HUF 7.8 bn in the second quarter of 2011. FX changes (on average, the Hungarian forint strengthened by 2.6% against the Euro in the second quarter of 2011 compared to the same quarter in 2010) had a slight negative impact on revenue contribution from the Montenegrin subsidiary. EBITDA increased by 14.5% to HUF 3.3 bn and the EBITDA margin improved from 36.6% to 41.8%. The increase in EBITDA was driven by lower employee related expenses after the headcount reduction in Q1 2011, further cost cutting achievements and improved debt collection.

•      Fixed line revenues were down 3.3% in the second quarter of 2011. Higher internet and TV revenues were offset by lower retail and wholesale voice revenues. The decrease in retail voice revenues was due to increased mobile substitution and discounts offered in flat-rate packages. The voice wholesale revenue decline was driven by a significant migration of international traffic towards Serbia where it is now transited by competitors. However, both Internet and TV revenues increased considerably as a result of strong growth in the number of ADSL and IPTV customers which was driven by a strong focus on bundled services.

•      Mobile revenues were up 3.7% due to a revenue reversal in Q2 2010 that related to a fraud case. Excluding this EUR 0.8 million one-off impact, revenues were down by 2.5%.  Voice retail revenues declined due to a lower pre-paid customer base and lower post-paid ARPU. Voice wholesale revenues decreased due to lower domestic traffic whilst non-voice revenues increased as a result of the growing number of mobile internet users.

About Magyar Telekom

Magyar Telekom is Hungary’s principal provider of telecom services. It provides a full range of telecommunications and infocommunications (ICT) services including fixed line and mobile telephony, data transmission and non-voice as well as IT and systems integration services. The Hungarian business activities of Magyar Telekom are managed by two segments: Telekom Hungary (the home-related services brand T-Home and the mobile communications brand T-Mobile) and T-Systems Hungary (T-Systems brand). Magyar Telekom is the majority owner of Makedonski Telekom, the leading fixed line and mobile operator in Macedonia and it holds a majority stake in Crnogorski Telekom, the leading telecommunications operator in Montenegro. Magyar Telekom’s majority shareholder (59.21%) is MagyarCom Holding GmbH, fully owned by Deutsche Telekom AG.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2010 filed with the U.S. Securities and Exchange Commission.

In addition to figures prepared in accordance with IFRS, Magyar Telekom also presents non-GAAP financial performance measures, including, among others, EBITDA, EBITDA margin, underlying EBITDA, underlying EBITDA margin and net debt. These non-GAAP measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Non-GAAP financial performance measures are not subject to IFRS or any other generally accepted accounting principles. Other companies may define these terms in different ways. For further information relevant to the interpretation of these terms, please refer to the chapter “Reconciliation of pro forma figures”, which is posted on Magyar Telekom’s Investor Relations webpage at www.telekom.hu/investor_relations.

For detailed information on Magyar Telekom’s Q2 2011 results please visit our website

(www.telekom.hu/investor_relations) or the website of the Budapest Stock Exchange (www.bse.hu).

MAGYAR TELEKOM

Consolidated Statements of Financial Position - IFRS

(HUF million)

	Dec 31, 2010	Jun 30, 2011
	(Audited)	(Unaudited)	% change

ASSETS

Current assets

Cash and cash equivalents	15,841	15,727	(0.7)%
Trade and other receivables	114,625	109,582	(4.4)%
Other current financial assets	56,560	38,120	(32.6)%
Current income tax receivable	1,804	442	(75.5)%
Inventories	9,592	10,860	13.2%
Non current assets held for sale	2,152	1,539	(28.5)%

Total current assets	200,574	176,270	(12.1)%

Non current assets

Property, plant and equipment	549,752	527,920	(4.0)%
Intangible assets	332,993	326,662	(1.9)%
Investments in associates and joint ventures	77	67	(13.0)%
Deferred tax assets	913	897	(1.8)%
Other non current financial assets	24,033	21,757	(9.5)%
Other non current assets	664	625	(5.9)%

Total non current assets	908,432	877,928	(3.4)%

Total assets	1,109,006	1,054,198	(4.9)%

LIABILITIES

Current liabilities

Financial liabilities to related parties	72,208	91,154	26.2%
Other financial liabilities	46,647	55,894	19.8%
Trade payables	88,613	71,702	(19.1)%
Current income tax payable	661	1,815	174.6%
Provisions	7,722	16,298	111.1%
Other current liabilities	30,966	47,012	51.8%

Total current liabilities	246,817	283,875	15.0%

Non current liabilities

Financial liabilities to related parties	234,164	192,727	(17.7)%
Other financial liabilities	8,828	9,132	3.4%
Deferred tax liabilities	10,924	11,266	3.1%
Provisions	12,298	10,403	(15.4)%
Other non current liabilities	1,263	1,321	4.6%

Total non current liabilities	267,477	224,849	(15.9)%

Total liabilities	514,294	508,724	(1.1)%

EQUITY

Equity of the owners of the parent
Common stock	104,275	104,275	0.0%
Additional paid in capital	27,379	27,379	0.0%
Treasury stock	(307)	(307)	0.0%
Retained earnings	385,283	352,695	(8.5)%
Accumulated other comprehensive income	14,882	7,932	(46.7)%
Total Equity of the owners of the parent	531,512	491,974	(7.4)%
Non-controlling interests	63,200	53,500	(15.3)%
Total equity	594,712	545,474	(8.3)%

Total liabilities and equity	1,109,006	1,054,198	(4.9)%

MAGYAR TELEKOM

Consolidated Statements of Comprehensive Income - IFRS

(HUF million, except per share amounts)

	6 months ended June 30,
	2010	2011	%
	(Unaudited)	(Unaudited)	change

Revenues

Voice - retail	54,706	46,412	(15.2)%
Voice - wholesale	9,648	10,368	7.5%
Internet	27,035	25,900	(4.2)%
Data	13,289	13,235	(0.4)%
TV	13,555	15,505	14.4%
Equipment	2,101	1,831	(12.9)%
Other fixed line revenues	3,635	4,332	19.2%

Fixed line revenues	123,969	117,583	(5.2)%

Voice - retail	91,605	86,836	(5.2)%
Voice - wholesale	18,066	15,576	(13.8)%
Voice - visitor	1,961	1,555	(20.7)%
Non-voice	27,290	29,840	9.3%
Equipment and activation	9,254	10,658	15.2%
Other mobile revenues	4,269	3,782	(11.4)%

Mobile revenues	152,445	148,247	(2.8)%

System Integration/Information Technology revenues	21,420	20,243	(5.5)%

Total revenues	297,834	286,073	(3.9)%

Expenses

Voice-, data- and Internet-related payments	(32,170)	(29,269)	9.0%
Material cost of equipment sold	(17,746)	(17,766)	(0.1)%
SI/IT-related payments	(9,712)	(9,938)	(2.3)%
Other direct costs	(13,825)	(12,658)	8.4%
Direct costs	(73,453)	(69,631)	5.2%
Employee-related expenses	(46,400)	(43,659)	5.9%
Depreciation and amortization	(49,425)	(48,018)	2.8%
Hungarian telecommunications and other crisis taxes	0	(12,686)	n.a.
Other operating expenses	(59,116)	(65,566)	(10.9)%

Total operating expenses	(228,394)	(239,560)	(4.9)%

Other operating income	641	3,272	410.5%

Operating profit	70,081	49,785	(29.0)%

Net financial result	(14,286)	(16,491)	(15.4)%

Share of associates’ and joint ventures’ losses	(18)	(1)	94.4%

Profit before income tax	55,777	33,293	(40.3)%

Income tax	(16,902)	(8,100)	52.1%

Profit for the period	38,875	25,193	(35.2)%

Exchange differences on translating foreign operations	12,260	(9,836)	n.m.
Other comprehensive income for the period, net of tax	12,260	(9,836)	n.m.

Total comprehensive income for the period	51,135	15,357	(70.0)%

Profit attributable to:
Owners of the parent	32,389	19,529	(39.7)%
Non-controlling interests	6,486	5,664	(12.7)%
	38,875	25,193	(35.2)%

Total comprehensive income attributable to:
Owners of the parent	40,989	12,579	(69.3)%
Non-controlling interests	10,146	2,778	(72.6)%
	51,135	15,357	(70.0)%

Basic and diluted earnings per share (HUF)	31.11	18.74	(39.8)%

MAGYAR TELEKOM

Consolidated Statements of Comprehensive Income - IFRS

(HUF million, except per share amounts)

	3 months ended June 30,
	2010	2011	%
	(Unaudited)	(Unaudited)	change

Revenues

Voice - retail	26,994	22,730	(15.8)%
Voice - wholesale	5,340	5,362	0.4%
Internet	13,515	13,091	(3.1)%
Data	6,559	6,583	0.4%
TV	6,819	7,802	14.4%
Equipment	989	847	(14.4)%
Other fixed line revenues	1,401	2,055	46.7%

Fixed line revenues	61,617	58,470	(5.1)%

Voice - retail	46,852	44,379	(5.3)%
Voice - wholesale	9,554	8,064	(15.6)%
Voice - visitor	985	941	(4.5)%
Non-voice	13,884	15,099	8.8%
Equipment and activation	4,833	5,392	11.6%
Other mobile revenues	2,144	1,923	(10.3)%

Mobile revenues	78,252	75,798	(3.1)%

System Integration/Information Technology revenues	10,591	9,298	(12.2)%

Total revenues	150,460	143,566	(4.6)%

Expenses

Voice-, data- and Internet-related payments	(16,680)	(15,156)	9.1%
Material cost of equipment sold	(8,802)	(9,286)	(5.5)%
SI/IT-related payments	(4,478)	(4,042)	9.7%
Other direct costs	(6,825)	(6,376)	6.6%
Direct costs	(36,785)	(34,860)	5.2%
Employee-related expenses	(23,063)	(21,482)	6.9%
Depreciation and amortization	(25,285)	(24,024)	5.0%
Hungarian telecommunications and other crisis taxes	0	(6,345)	n.a.
Other operating expenses	(29,205)	(37,467)	(28.3)%

Total operating expenses	(114,338)	(124,178)	(8.6)%

Other operating income	433	1,145	164.4%

Operating profit	36,555	20,533	(43.8)%

Net financial result	(5,783)	(8,051)	(39.2)%

Share of associates’ and joint ventures’ losses	(9)	0	100.0%

Profit before income tax	30,763	12,482	(59.4)%

Income tax	(11,152)	(5,156)	53.8%

Profit for the period	19,611	7,326	(62.6)%

Exchange differences on translating foreign operations	16,434	(87)	n.m.
Revaluation of available-for-sale financial assets — before tax	0	0	n.a.
Revaluation of available-for-sale financial assets — tax effect	0	0	n.a.
Other comprehensive income for the period, net of tax	16,434	(87)	n.m.

Total comprehensive income for the period	36,045	7,239	(79.9)%

Profit attributable to:
Owners of the parent	15,943	4,362	(72.6)%
Non-controlling interests	3,668	2,964	(19.2)%
	19,611	7,326	(62.6)%

Total comprehensive income attributable to:
Owners of the parent	27,255	4,165	(84.7)%
Non-controlling interests	8,790	3,074	(65.0)%
	36,045	7,239	(79.9)%

Basic and diluted earnings per share (HUF)	15.31	4.18	(72.7)%

MAGYAR TELEKOM

Consolidated Statements of Cash Flows - IFRS

(HUF million)

	6 months ended June 30,
	2010	2011	%
	(Unaudited)	(Unaudited)	change

Cash flows from operating activities

Profit for the period	38,875	25,193	(35.2)%
Depreciation and amortization	49,425	48,018	(2.8)%
Income tax expense	16,902	8,100	(52.1)%
Net financial result	14,286	16,491	15.4%
Share of associates’ and joint ventures’ losses	18	1	(94.4)%
Change in assets carried as working capital	(4,666)	5,616	n.m.
Change in provisions	(3,068)	5,770	n.m.
Change in liabilities carried as working capital	(3,771)	5,336	n.m.
Income tax paid	(4,458)	(5,718)	(28.3)%
Dividend received	93	23	(75.3)%
Interest and other financial charges paid	(14,130)	(13,975)	1.1%
Interest received	2,901	1,898	(34.6)%
Other cashflows from operations	(54)	(1,289)	n.m.

Net cash generated from operating activities	92,353	95,464	3.4%

Cash flows from investing activities

Investments in tangible and intangible assets	(36,176)	(26,656)	26.3%
Adjustments to cash purchases	(3,797)	(7,948)	(109.3)%
Purchase of subsidiaries and business units	(96)	(1,263)	n.m.
Cash acquired through business combinations	0	455	n.a.
Proceeds from other financial assets - net	17,120	11,413	(33.3)%
Proceeds from disposal of subsidiaries and associates	780	0	(100.0)%
Proceeds from disposal of property, plant and equipment (PPE) and intangible assets	361	3,786	948.8%

Net cash used in investing activities	(21,808)	(20,213)	7.3%

Cash flows from financing activities

Dividends paid to shareholders and Non-controlling interest	(77,031)	(63,337)	17.8%
Net proceeds from / (repayment of) loans and other borrowings	5,028	(11,654)	n.m.

Net cash used in financing activities	(72,003)	(74,991)	(4.1)%

Exchange gains / (losses) on cash and cash equivalents	867	(374)	n.m.

Change in cash and cash equivalents	(591)	(114)	80.7%

Cash and cash equivalents, beginning of period	34,270	15,841	(53.8)%

Cash and cash equivalents, end of period	33,679	15,727	(53.3)%

Change in cash and cash equivalents	(591)	(114)	80.7%

MAGYAR TELEKOM - Consolidated Statements of Changes in Equity (unaudited)

		in HUF millions
	pieces Shares of common stock	Common stock	Additional paid in capital	Treasury stock	Retained earnings	Cumulative translation adjustment	Revaluation reserve for AFS financial assets — net of tax	Reserve for equity settled share-based transactions	Equity of the owners of the parent	Non- controlling interests	Total Equity

Balance at December 31, 2009	1,042,742,543	104,275	27,379	(1,179)	398,250	9,768	(62)	49	538,480	66,940	605,420

Dividend					(77,052)				(77,052)		(77,052)
Dividend declared to Non-controlling interests									0	(5,768)	(5,768)
Total comprehensive income					32,389	8,600			40,989	10,146	51,135

Balance at June 30, 2010	1,042,742,543	104,275	27,379	(1,179)	353,587	18,368	(62)	49	502,417	71,318	573,735

Dividend					(1)				(1)		(1)
Dividend declared to Non-controlling interests									0	(12,475)	(12,475)
Share-based compensation program				872	(292)				580		580
Total comprehensive income for the year					31,989	(3,435)	11	(49)	28,516	4,357	32,873

Balance at December 31, 2010	1,042,742,543	104,275	27,379	(307)	385,283	14,933	(51)	0	531,512	63,200	594,712

Dividend					(52,117)				(52,117)		(52,117)
Dividend declared to Non-controlling interests									0	(12,478)	(12,478)
Total comprehensive income					19,529	(6,950)			12,579	2,778	15,357

Balance at June 30, 2011	1,042,742,543	104,275	27,379	(307)	352,695	7,983	(51)	0	491,974	53,500	545,474

Summary of key operating statistics

GROUP	June 30, 2010	June 30, 2011	% change

EBITDA margin	40.1%	34.2%	n.a.
Operating margin	23.5%	17.4%	n.a.
Net income margin	10.9%	6.8%	n.a.
CAPEX to Sales	12.1%	9.3%	n.a.
ROA	5.6%	3.6%	n.a.
ROE	12.4%	7.6%	n.a.
Net debt	297,405	295,060	(0.8)%
Net debt / total capital	34.1%	35.1%	n.a.
Number of employees (closing full equivalent)	10,324	10,070	(2.5)%

Telekom Hungary	June 30, 2010	June 30, 2011	% change

Fixed line operations

Voice services (1)
Total voice access	1,772,962	1,633,276	(7.9)%
Total outgoing traffic (thousand minutes)	1,493,534	1,474,070	(1.3)%
Blended MOU (outgoing)	146	158	8.2%
Blended ARPA (HUF)	3,551	3,189	(10.2)%

Data products
Retail DSL market share (estimated) (2)	60%	65%	n.a.
Cable broadband market share (estimated) (2)	19%	21%	n.a.
Number of retail DSL customers	464,151	490,538	5.7%
Number of cable broadband customers	162,493	192,905	18.7%
Number of fiber optic connections	13,663	23,183	69.7%
Total retail broadband customers	640,307	706,626	10.4%
Blended broadband ARPU (HUF)	4,346	3,971	(8.6)%
Number of wholesale DSL access	142,697	114,584	(19.7)%

TV services
Number of cable TV customers	398,767	330,548	(17.1)%
Number of satellite TV customers	221,213	262,402	18.6%
Number of IPTV customers	87,070	163,824	88.2%
Total TV customers	707,050	756,774	7.0%
Blended TV ARPU (HUF)	2,894	3,035	4.9%

Mobile operations

Mobile penetration (3)	118.6%	117.4%	n.a.
Mobile SIM market share (2)	43.2%	44.5%	n.a.
Number of customers (RPC)	4,714,628	4,773,270	1.2%
Postpaid share in the RPC base	41.7%	44.5%	n.a.
MOU	147	158	7.5%
ARPU (HUF)	3,404	3,329	(2.2)%
Postpaid	6,031	5,698	(5.5)%
Prepaid	1,568	1,474	(6.0)%
Overall churn rate	19.8%	18.8%	n.a.
Postpaid	16.0%	15.3%	n.a.
Prepaid	22.4%	21.5%	n.a.
Ratio of non-voice revenues in ARPU	18.0%	20.7%	n.a.
Average acquisition cost (SAC) per gross add (HUF)	7,047	5,314	(24.6)%
Number of mobile broadband subscriptions	454,312	693,991	52.8%
Mobile broadband market share based on total number of subscriptions (2)	48.9%	48.7%	n.a.
Mobile broadband market share based on traffic generating subscribers (2)	50.2%	49.4%	n.a.
Population-based indoor 3G coverage (2)	65.5%	66.0%	n.a.

T-Systems Hungary	June 30, 2010	June 30, 2011	% change

Fixed line operations

Voice services
Business	45,039	42,761	(5.1)%
Managed leased lines (Flex-Com connections)	3,815	2,841	(25.5)%
ISDN channels	142,580	137,504	(3.6)%
Total lines	191,434	183,106	(4.4)%
Total outgoing traffic (thousand minutes)	175,151	148,730	(15.1)%
MOU (outgoing)	216	194	(10.2)%
ARPU (HUF)	5,120	4,675	(8.7)%

Data products
Number of retail broadband access	15,463	15,894	2.8%
Retail DSL ARPU (HUF)	9,695	8,616	(11.1)%

Mobile operations

Number of customers (RPC)	416,591	435,748	4.6%
Overall churn rate	3.5%	6.6%	n.a.
MOU	293	289	(1.4)%
ARPU (HUF)	5,437	4,941	(9.1)%
Ratio of non-voice revenues in ARPU	32.0%	34.5%	n.a.
Average acquisition cost (SAC) per gross add (HUF)	5,312	4,187	(21.2)%
Number of mobile broadband subscriptions	52,210	66,054	26.5%

Macedonia	June 30, 2010	June 30, 2011	% change

Fixed line operations

Voice services
Fixed line penetration	17.8%	16.5%	n.a.
Total voice access	353,979	323,962	(8.5)%
Total outgoing traffic (thousand minutes)	442,842	425,472	(3.9)%

Data and TV services
Retail DSL market share (estimated)	83%	83%	n.a.
Number of retail DSL customers	121,109	131,916	8.9%
Number of wholesale DSL access	20,489	22,730	10.9%
Number of total DSL access	141,598	154,646	9.2%
Number of IPTV customers	21,071	33,805	60.4%

Mobile operations

Mobile penetration	118.5%	124.0%	n.a.
Market share of T-Mobile Macedonia	54.1%	50.0%	n.a.
Number of customers (RPC)	1,318,931	1,276,660	(3.2)%
Postpaid share in the RPC base	31.9%	32.6%	n.a.
MOU	129	135	4.7%
ARPU (HUF)	2,597	2,398	(7.7)%

Montenegro	June 30, 2010	June 30, 2011	% change

Fixed line operations

Voice services
Fixed line penetration	25.4%	26.4%	n.a.
Total voice access	169,477	169,888	0.2%
Total outgoing traffic (thousand minutes)	188,332	170,925	(9.2)%

Data and TV services
Retail DSL market share (estimated)	86%	85%	n.a.
Number of DSL access	59,054	71,481	21.0%
Number of IPTV customers	33,070	43,194	30.6%

Mobile operations

Mobile penetration (4)	186.6%	180.0%	n.a.
Market share of T-Mobile Crna Gora (4)	34.3%	34.0%	n.a.
Number of customers (RPC) (4)	397,241	378,859	(4.6)%
Postpaid share in the RPC base	35.4%	32.1%	n.a.
MOU	104	115	10.6%
ARPU (HUF)	2,215	2,403	8.5%

(1) Including PSTN, VoIP and VoCable.

(2) Data relates to Magyar Telekom Plc.

(3) Data relates to the mobile penetration in Hungary, including customers of all three service providers.

(4) Data published by the Montenegrin Agency for Electronic Communications and Postal Services (EKIP)

Interim financial report -

Analysis of the Financial Statements

for the six months ended June 30, 2011

1. General information

Magyar Telekom Távközlési Nyilvánosan Működő Részvénytársaság (in English, Magyar Telekom Telecommunications Public Limited Company) is a limited liability stock corporation incorporated and operating under the laws of Hungary.

Magyar Telekom Telecommunications Public Limited Company (the “Company” or “Magyar Telekom Plc.” or “MT”) with its subsidiaries form Magyar Telekom Group (“Magyar Telekom” or “the Group”).

We operate under a commercial name, Magyar Telekom Nyrt. or Magyar Telekom Plc.

Our shares are listed on the Budapest Stock Exchange (“BSE”), and our American Depositary Shares (“ADSs”) were listed on the New York Stock Exchange (“NYSE”) until November 12, 2010. Since then, our ADSs are no longer traded on the NYSE, however, we continue to abide by our U.S. reporting obligations until our ADSs are deregistered with the U.S. Securities and Exchange Commission (“SEC”); thereafter, we will remain committed to serving our investor base in the United States and will continue to make English translations of our annual reports, financial statements and investor releases.

Our headquarters is located at 55 Krisztina krt., 1013 Budapest, Hungary.

As of June 30, 2011, the share capital of Magyar Telekom Plc. was HUF 104,274,254,300, consisting of 1,042,742,543 Series “A” ordinary shares. On April 12, 2011, the shareholders approved the payment of cash dividends of HUF 52,118 million, equal to HUF 50 per share, for the year ended December 31, 2010.

This condensed consolidated interim financial information was approved for issue on August 4, 2011.

This consolidated interim financial information is not the Group’s statutory accounts and has not been audited. The statutory accounts for December 31, 2010 have been filed with the BSE, the SEC and the Hungarian Financial Supervisory Authority (“HFSA”). The statutory accounts for December 31, 2010 have been audited and the audit report was unqualified.

2. Basis of preparation of the interim financial report

This condensed consolidated preliminary financial information was prepared in accordance with IAS 34 (Interim Financial Reporting) and should be read in conjunction with the annual financial statements for the year ended December 31, 2010, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and adopted by the European Union.

3. Accounting policies

The principal accounting policies followed by the Group and the critical accounting estimates in applying accounting policies are consistent with those disclosed in the consolidated annual financial statements for the year ended December 31, 2010, except as described below.

In 2011, the Group has adopted all IFRS amendments and interpretations which are effective from January 1, 2011 and which are relevant to its operations. Standards, amendments or interpretations effective and adopted by the Group in 2011:

IAS 24 (revised). In November 2009, the IASB issued a revised version of IAS 24 Related Party Disclosures. Until now, if a government controlled, or significantly influenced, an entity, the entity was required to disclose information about all transactions with other entities controlled, or significantly influenced by the same government. The revised standard still requires disclosures that are important to users of financial statements but eliminates requirements to disclose information that is costly to gather and of less value to users. It achieves this balance by requiring disclosure about these transactions only if they are individually or collectively significant. Furthermore, the IASB has simplified the definition of related party and removed inconsistencies. The revised standard has been applied since January 1, 2011, but it does not have a significant impact on the disclosures in the Group’s financial statements.

4. Operating and financial review - Group

Exchange rate information

The Euro weakened by 7.3% against the Hungarian Forint (“HUF”) year on year (from 286.46 HUF/EUR on June 30, 2010 to 265.61 HUF/EUR on June 30, 2011). The average HUF/EUR rate decreased from 271.29 in the first half of 2010 to 269.09 in the same period of 2011.

The U.S. Dollar (“USD”) depreciated by 21.8% against the Hungarian Forint year on year (from 234.50 HUF/USD on June 30, 2010 to 183.39 HUF/USD on June 30, 2011).

The Hungarian Forint strengthened year over year by 1.1% against the Macedonian Denar (“MKD”) on average, affecting all revenue and expense lines of our Macedonian operations to some extent.

Revenues

Fixed line voice-retail revenues decreased by 15.2% in H1 2011 compared to the same period last year, mainly driven by lower PSTN subscription fee revenues and lower outgoing traffic revenues.

Subscription fee revenues decreased due to the lower number of our fixed line subscribers mainly in Hungary.

Outgoing PSTN traffic revenues decreased in the first half of 2011 compared to the same period last year, mainly as a consequence of the continuous decline in the number of revenue producing PSTN lines, decreased ARPA (due to the higher proportion of flat rate packages) and lower traffic resulting from economic recession, mobile substitution and also from competition with VoCable and VoIP service providers.

Magyar Telekom Plc. offered several price discounts to customers choosing different flat-rate and optional tariff packages. Our Hoppá tariff package was very successful in the first half of 2011, generating more than 270,000 subscribers by the end of June 2011. The vast majority of customers choosing this package signed a 2-year loyalty contract, therefore this offer proved to be a very useful tool to decrease fixed line customer churn in Hungary.

Our integrated fixed and mobile offer, the Paletta tariff package, was subscribed by almost 38,000 customers at June 30, 2011.

Outgoing traffic revenues decreased also at Makedonski Telekom and at Crnogorski Telekom primarily due to lower usage.

Value added and other service revenues showed an increase in the first six months of 2011 compared to the same period last year, mainly due to revenues from the reconnection of customers previously suspended due to non-payment.

Fixed line voice-wholesale revenues increased by 7.5% in the first half of 2011 compared to the same period in 2010 mainly due to the increase in international incoming traffic revenues.

Domestic incoming fixed line traffic revenues increased in H1 2011 compared to the same period of 2010. Higher revenue from other domestic fixed line operators at Makedonski Telekom was a result of higher termination fees of international traffic in its network due to deregulation. At Magyar Telekom Plc., the increase in revenues from mobile operators was mainly due to higher mobile-to-international traffic volume, partly compensated by reduced termination fees. These increases were partly offset by lower call origination and termination revenues as a result of decreased traffic in Hungary and lower revenues from other domestic fixed line operators at Combridge due to decrease in the wholesale voice sales volume.

International incoming fixed line traffic revenues increased by 9.0% in H1 2011 compared to the same period of 2010. Higher international incoming traffic revenue at Makedonski Telekom was driven by higher international termination fees effective from May 2010 which was slightly mitigated by decreased traffic. Incoming international voice traffic revenue increased also at Magyar Telekom Plc., primarily due to higher volume of incoming international minutes, partly compensated by lower average fees applied. These increases were somewhat offset by the decrease in international incoming traffic revenues at Crnogorski Telekom due to lower volume of international incoming and transit traffic.

Internet revenues of the fixed line operations decreased to HUF 25.9 bn in H1 2011 compared to HUF 27.0 bn in the same period of 2010. In Hungary, the number of DSL connections slightly decreased from 621,547 at June 30, 2010 to 619,822 at June 30, 2011 as the significantly lower number of wholesale connections was largely offset by the increase in the number of retail DSL subscribers. Cablenet customer base and the number of fiber connections increased but the broadband volume increase could not compensate the effect of lower average revenue per user (“ARPU”) resulting from lower prices forced by strong competition. The migration towards T-Home double- and triple-play packages also put downward pressure on blended ARPU level. Magyar Telekom Plc. accounted for an estimated 65% retail DSL market share and an approximately 21% cable broadband market share at June 30, 2011. Decreased Internet revenues in Hungary were somewhat compensated by the higher revenues at Crnogorski Telekom due to increased number of DSL.

TV revenues amounted to HUF 15.5 bn in H1 2011 as compared to HUF 13.6 bn in the same period of 2010. The increase is mainly attributable to higher IPTV revenues driven by enlarging IPTV subscriber base both in Hungary and at our foreign subsidiaries in the first six months of 2011. The fast growth of IPTV customer base was helped by our development of high speed Internet access (mainly ED3) and it shows the increasing popularity of interactive television. The growth in satellite TV revenues was due to the higher number of satellite TV customers reaching 262,402 at June 30, 2011 and, on the other hand, due to the increased satellite TV ARPU year over year. These increases were partly offset by lower Cable TV revenues driven by lower subscriber base and decreased ARPU in Hungary.

Revenues from fixed line equipment decreased by 12.9% for the first six months ended June 30, 2011 compared to the same period in 2010 primarily resulting from higher equipment revenues in 2010 at Novatel EOOD due to the sale of network in May 2010. Decrease at Makedonski Telekom was a result of lower sales volume of computers, TV sets, ADSL modems and telephone sets. Decrease at Magyar Telekom Plc. was due to lower telecom equipment rental revenue driven by the decrease in the number of rented telephone sets.

Other fixed line revenues increased by 19.2% in H1 2011 compared to last year’s same period. Other revenues include construction, maintenance, rental, energy trade and miscellaneous revenues. The increase in Hungary was mainly due to the significant revenues generated from the retail energy trade business in the first half of 2011, partly compensated by lower revenues from telephone book publishing.

Mobile revenues amounted to HUF 148.3 bn in H1 2011 compared to HUF 152.4 bn in H1 2010 (2.8% decrease). The decrease in mobile revenues resulted mainly from lower voice revenues at the mobile operations of Magyar Telekom (T-Mobile Hungary, “TMH”) and at our foreign subsidiaries. These decreases were largely offset by higher broadband and equipment revenues at TMH.

Within mobile telecommunications services, voice revenues represent the largest portion of revenues. It amounted to HUF 104.0 bn in the first six months of 2011. At TMH, lower retail tariffs forced by strong competition and declined average usage per customer per month (“MOU”) resulted in lower voice-retail traffic revenues. The decrease in prepaid segment was intensified by lower average customer base. Lower voice-retail revenues at T-Mobile Macedonia (“T-Mobile MK”) were mainly resulting from lower average price per minute. The decrease in voice-wholesale revenues in Hungary reflects decreased termination fees (16% decrease from December 1, 2010), slightly offset by higher incoming MOU. At T-Mobile Crna Gora (“T-Mobile CG”), lower voice-wholesale revenues were due to lower interconnection tariffs towards domestic operators and also due to lower volume of incoming minutes in the postpaid segment. Visitor revenues declined at TMH due to regulated tariff reduction and lower usage.

TMH’s blended MOU increased from 165 minutes in H1 2010 to 169 minutes in the same period of 2011. TMH’s monthly ARPU decreased only by 1.5% from HUF 3,654 in the first six months of 2010 to HUF 3,598 in the same period of 2011, as the effect of lower tariffs were largely offset by higher usage and the increased proportion of postpaid customers.

Mobile penetration reached 117.4% in Hungary and TMH accounted for 44.5% market share in the highly competitive mobile market at June 30, 2011 based on the total number of SIM cards. TMH’s customer base increased by 1.5% year over year. The proportion of postpaid customers increased to 49.2% at June 30, 2011 from 46.5% a year earlier.

Higher non-voice revenues were primarily due to TMH’s higher mobile Internet and data access revenues. These increases were partially offset by lower messaging revenues. Non-voice revenues represented 22.4% of total ARPU in the first half of 2011. By June 30,

2011, TMH had 760,045 mobile broadband customers and accounted for a 48.7% market share based on total number of subscriptions in the mobile broadband market.

Mobile equipment and activation revenues increased by 15.2% in H1 2011 compared to the same period last year mainly at TMH. Higher retention revenues resulted from higher average handset prices reflecting increased sales ratio of higher priced smartphones and lower prepaid handset subsidy. The increase at our foreign subsidiaries was primarily attributable to higher number of handsets sold.

Other mobile revenues decreased from HUF 4.3 bn in the first six months of 2010 to HUF 3.8 bn in the same period this year due to lower revenues at Pro-M after governmental measures in August 2010.

System Integration (“SI”) and IT revenues decreased by 5.5% from HUF 21.4 bn in the first half of 2010 to HUF 20.2 bn in the same period of 2011. The decrease in infrastructure revenues at KFKI was due to fewer projects in the public sector in the first half of 2011. Outsourcing revenues declined at Magyar Telekom Plc. as a result of lower fees applied in renegotiated contracts. These decreases were partly offset by the increase in infrastructure revenues at Magyar Telekom Plc. driven by higher project revenues in the first half of 2011. The inclusion of Daten-Kontor revenues in 2011 also mitigated the decrease in SI/IT revenues.

Operating Expenses

Voice-, data- and Internet-related payments decreased to HUF 29.3 bn in the first six months of 2011 compared to HUF 32.2 bn in the same period of 2010 predominantly resulting from lower voice-related payments to domestic mobile operators in Hungary driven by lower mobile termination fees applied from December 2010 and also by lower traffic. Lower payments to mobile operators at Crnogorski Telekom were due to lower traffic volumes and decreased tariffs from April 2011.

Other direct costs include HUF 0.5 bn content-related payments, HUF 5.0 bn TV-related payments, HUF 4.6 bn agent commissions and HUF 2.6 bn other revenue-related payments in H1 2011. Decreased other direct costs are mainly caused by the lower agent commissions year over year. The decline in agent commissions at Magyar Telekom Plc. and at T-Mobile MK is due to decrease in agent activity (partly due to shift from prepaid to postpaid mobile packages) and lower commission fee per transaction. Other revenue-related payments at Makedonski Telekom decreased due to lower volume of televoting services. These decreases were partly offset by payments related to energy trade at Magyar Telekom in line with the launch of retail energy business in the second half of 2010. Higher TV-related payments at Magyar Telekom Plc. and at Makedonski Telekom are due to the higher TV subscriber base.

Employee-related expenses in the first six months of 2011 amounted to HUF 43.7 bn compared to HUF 46.4 bn in the same period of 2010 (a decrease of 5.9%). Decrease was mainly attributable to the 2.5% lower employee figure on MT Group-level year over year (from 10,324 on June 30, 2010 to 10,070 on June 30, 2011) and decreased income tax on fringe benefits due to modified legislation in Hungary. Higher severance-related expenses on MT Group-level partially offset these decreases.

Depreciation and amortization declined by 2.8% in the first half of 2011 compared to the same period in 2010. At MT Plc., the decrease is mainly due to the amortization effect of the change in estimated useful life of certain assets, which was partly offset by the higher gross asset base (mainly DVB-S and IPTV).

On October 18, 2010 the Hungarian Parliament approved an act imposing a special tax (“crisis tax”) on a number of sectors including telecommunications sector. Special tax for the full year of 2010 was recognized in December 2010 among other operating expenses, while it is booked on a monthly basis in 2011 amounting to HUF 12.7 bn in the first half of 2011.

Other operating expenses include HUF 14.4 bn materials and maintenance expenses, HUF 15.3 bn service fees, HUF 6.3 bn marketing expenses, HUF 6.7 bn rental fees, HUF 2.5 bn consultancy, HUF 6.2 bn fees and levies, HUF 10.5 bn other costs, HUF 3.5 bn bad debt expenses and HUF 0.2 bn other expenses in H1 2011. The majority of the increase in other operating expenses is due to the HUF 10.4 bn provision booked in June 2011 in connection with the investigation. Higher rental fees at MT Plc. were predominantly due to the rental fee of set top boxes from June 2010. Increased material and maintenance expenses at T-Mobile MK were mainly resulted from higher write-off of inventory in 2011. Higher fuel prices, electricity costs and higher number of 2G and 3G base stations also contributed to the increase. These increases were partly offset by decreased consultancy fee due to lower expenses recognized relating to the CRM and Finance Streamlining projects and also due to lower investigation-related costs in 2011. Decreased other costs at T-Mobile MK were mainly due to provisions made in H1 2010 for legal cases and release of a legal provision in H1 2011. Service fees decreased at MT Plc., predominantly resulting from lower IT support costs (renegotiated contracts due to cost cutting measures). Decreased marketing expenses at MT Plc. are resulted from rescheduled marketing spending.

Other operating income increased from HUF 0.6 bn in H1 2010 to HUF 3.3 bn in the same period of 2011 mainly due to the gains from disposal of real estates at Magyar Telekom Plc. Higher other operating income at Makedonski Telekom was mainly due to release of provision for legal cases and also due to increased gain from sale of fixed assets in 2011.

Operating Profit

Operating margin for the six months ended June 30, 2011 was 17.4% while operating margin for the same period in 2010 was 23.5%. The decrease was mainly due to the 3.9% revenue decline, the HUF 12.7 bn special telecommunications tax and also due to the HUF 10.4 bn provision made in relation to the investigation in June 2011.

Net financial results

Net financial expenses increased by 15.4% year over year, from HUF 14.3 bn in the first half of 2010 to HUF 16.5 bn in the same period of 2011. The increase in net financial expenses is primarily due to the higher loss on derivative transactions due to change in interest and exchange rates at MT Plc. In June 2011, MT Plc. booked HUF 1.1 bn as interest on provision for litigation in connection with the investigation. Lower interest received on loans given and on bank deposits at MT Plc. and also at our Macedonian and Montenegrin subsidiaries in 2011 resulted from lower average loan balance and decreased average interest rates. These impacts were partly offset by high net foreign exchange gain realized in H1 2011 as opposed to significant net foreign exchange loss in H1 2010 due to the different fluctuation of HUF against EUR. Lower interest paid by MT in line with lower average interest rates and lower average amount of loans also had a positive effect on net financial expenses.

Income tax

Income tax expense decreased from H1 2010 to H1 2011 mostly due to the lower profit before tax of the Group. Further decrease is the result of the enacted reduction of the Hungarian corporate tax rate from 19% to 10% effective from 2013. There are a number of expenses (depreciation, amortization, FX losses) deductible for the corporate tax in 2011 that generate temporary differences expected to reverse in 2013 or in later years. In 2011, this results in expense recognition at a corporate tax rate of 19%, for which the related deferred tax expense (liability) is recognized at 10%. This difference between the current and future enacted tax rates resulted in the significantly lower tax expense and effective tax rate in H1 2011 than in H1 2010. Additional decreasing effect is the change in the Macedonian tax regime in 2010 Q2 resulting in the recognition of higher withholding tax expense in Q2 2010 than in Q2 2011, which caused a large one-off expense in 2010 Q2.

In addition, the Board of Directors has approved an agreement in principle with the staff of the SEC to settle the SEC’s investigation relating to the Company. In light of the agreement in principle with the staff of the SEC and the ongoing negotiations with the DOJ, the Company has recognized a provision in connection with the investigation which may be partly tax deductable. Accordingly, deferred tax assets have been recognized for a part of the provision.

On March 1, 2011 the Hungarian Government announced that as part of its long-term effort to reduce the Hungarian budget deficit it intends to amend existing law that provides for a reduction in corporate tax rates from the current 19% to 10% starting in 2013. The announcement in Q1 2011 of the intended cancellation of the scheduled reduction of the tax rate from 2013 is expected to cause the recognition of a substantially higher amount of net deferred tax liabilities in 2011 and results in a negative impact on deferred tax expense in 2011 equivalent in magnitude to the positive impact on net deferred tax expense in 2010.

Profit attributable to non-controlling interests

Profit attributable to non-controlling interests in the first six months of 2011 decreased by 12.7% compared to the same period last year. The decrease was mainly due to the lower results of T-Mobile MK and Makedonski Telekom resulting from their weaker performance this year.

Cash flow

Net cash generated from operating activities amounted to HUF 95.5 bn in H1 2011, while it was HUF 92.4 bn in the first half of 2010. The favorable changes in working capital were partly offset by lower EBITDA.

Net cash used in investing activities amounted to HUF 20.2 bn in the first half of 2011, while it was HUF 21.8 bn for the same period in 2010 reflecting lower investments in tangible and intangible assets and higher proceeds from sale of real estates, partly offset by the change in other financial assets.

Free cash flow, defined as operating cash flow and investing cash flow adjusted for proceeds from other financial assets, increased from HUF 53.4 bn in H1 2010 to HUF 63.8 bn in the same period of 2011. This increase was mainly due to the favorable changes in working capital, the lower capex spending and also due to the higher proceeds from sale of real estates.

Net cash used in financing activities increased from HUF 72.0 bn in the first six months of 2010 to HUF 75.0 bn in the same period of 2011. While during H1 2010, Magyar Telekom took a net HUF 5.0 bn loan, in H1 2011 it repaid a net HUF 11.7 bn loan. This impact was partly compensated by lower amount of dividend paid.

Outlook

The telecommunications industry is undergoing a major change globally. We have observed several long-term trends which are changing the structure of the Hungarian telecommunications market. Key drivers of the long-term trends include changes in technology, customer requirements, competition and regulation. To adapt to these changes in the market, we have redefined the focus areas of our corporate strategies to better exploit our position as an integrated telecommunications operator with a full range of services, as well as to ensure our long-term competitiveness. Our strategies are designed to enable us to exploit and develop our extended customer base, significantly improve efficiency and capture growth opportunities.

Magyar Telekom’s current plans and outlook are based on our best knowledge and expected circumstances. Nevertheless the behavior of our competitors can hardly be predicted completely. Therefore a stronger than assumed impact of alternative operators, new market entrants and new solutions in any country where we are present could result in a negative impact on our business performance. We should emphasize that each of our business segments is affected by its unique business environment, and we are subject to circumstances and events that are yet unforeseen or beyond our control.

In order to secure the balance of the budget, the government implemented several measures and planning to decrease the deficit to 3.0% of the GDP in 2011. The most negative measure to our business is the 6.5% emergency tax, levied on telecommunications revenues. The business market was also hit by the heavy spending cuts in every governmental sector. On the positive side, the government lowered the income tax rates from 2011 that can increase the demand for telecommunications services. Tax rates for the small and medium size companies were also lowered.

Revenues

In fixed line operations, we expect continued decline in fixed line voice revenues due to continued line reduction and fixed line unit price erosion. Mobile substitution is still the main driver of the churn and we expect strong negative mobile price premium in 2011. As indicated in our strategy, to mitigate the decrease in fixed line voice revenues we are now moving from the traditional traffic-based revenue structure to an access-based revenue structure. Fixed line interconnection tariffs are expected to be reduced gradually further in 2011 and in the years after, having additional negative impact on our fixed line revenue stream.

In the saturated fixed line market TV remains the key driver. We are targeting the dynamic growth to be continued in 2011, however margins are under pressure due to heavy competition.

In mobile operations in Hungary, market penetration is now saturated, and we expect flat development in 2011. We expect further growth in mobile broadband and the future growth potential of value-added and data services, which is supported by the continuing roll-out of UMTS and HSDPA services.

In Macedonia, competition is increasing and reinforcing both in the fixed line and mobile segment. Main competitors in the fixed line segment are targeting the retail voice market with 3Play offers, aggressive pricing and marketing communication. In the mobile segment the competition is also very strong with three players in the market but mobile voice revenues are still expected to increase.

Expenses

We are entirely committed to improve internal operational efficiency in all business segments. We will continue our group-wide efficiency project Save for Service (“S4S”). This multi-year project yielded substantial savings already in 2010, and will be continued in the coming years. The target for 2011 is to overhaul the cross-functional, end-to-end processes, and to exploit all saving possibilities with better optimization and re-organization.

Total investments in tangible and intangible assets

Compared to previous years, the key priorities of capex spending have not changed. Investments in new products and platforms (e.g., FTTx, LTE) remain our key strategic goals although the overall investment level is decreasing. We will also continue the roll-out of the UMTS and HSDPA infrastructure by building new base stations but the total investment will decrease in that area.

We will increase investments in the IT area to reach our goals to become ICT leader in Hungary, while expansion into new segments (e.g., energy sector) will also demand additional investments.

Striving for further improvement in the customer orientation, the strategic priority for 2011 and beyond is the successful implementation of the new CRM system.

Risk factors

Our financial condition or results of operations, or the trading prices of our securities, could be materially adversely affected by risks and uncertainties. Such factors are described, among others, in Item 3 of our Annual Report on Form 20-F for the year ended December 31, 2010 filed with the SEC, and remain valid for this interim report as well. The risks described below are not the only risks we face. Additional risks not currently known to us or risks that we currently regard as immaterial also could have a material adverse effect on our financial condition or results of operations or the trading prices of our securities. The summary of our principal risks and uncertainties are described below:

•             Our operations are subject to substantial government regulation;

•             We are subject to intense competition;

•             Our ability to meet our revenue targets will depend in part on our ability to offset the declining fixed line voice revenues with data, TV, Internet and SI/IT revenues and our ability to acquire telecommunications companies;

•             We may be unable to adapt to technological changes in the telecommunications market;

•             The future of our current operational model is subject to currently unforeseeable changes in the future business environment;

•             Developments in the technology and telecommunications sectors have resulted and may result in impairments in the carrying value of certain of our assets;

•             We depend on a limited number of suppliers for equipment and maintenance services;

•             Our business may be adversely affected by actual or perceived health risks associated with mobile communications technologies;

•             System failures could result in reduced user traffic and revenue and could harm our reputation;

•             Loss of key personnel could weaken our business;

•             Ongoing governmental investigations into contracts and activities in Montenegro and Macedonia may result in fines or other sanctions;

•             Our share price may be volatile, and the shareholders’ ability to sell Magyar Telekom shares may be adversely affected due to the relatively illiquid market for our shares and ADSs;

•             The value of our investments, results of operations and financial condition could be adversely affected by economic developments in Hungary and other countries;

•             We are subject to unpredictable changes in Hungarian tax regulations;

•             Fluctuations in the currency exchange rate could have an adverse effect on our results of operations;

•             We are continuously involved in disputes and litigation with regulators, competitors and other parties. The ultimate outcome of such legal proceedings is generally uncertain. The results of those procedures may have a material adverse effect on our results of operations and financial condition.

5. Segment information

(a) Description of segments

Magyar Telekom has introduced a new reporting structure from the beginning of 2011 following the introduction of its new management structure on July 1, 2010. The Group’s new operating segments are Telekom Hungary (which includes the former CBU, the SMB customers of BBU and the relevant parts of the Headquarters and Technology Units) and T-Systems Hungary (which includes the former BBU, without the SMB customers, that have been classified within Telekom Hungary, as well as the relevant parts of the Headquarters and Technology Unit). The Macedonia and Montenegro segments have not changed.

Comparative information has been provided for H1 2010, including minimum level of estimates as the new structure was gradually introduced in the second half of 2010, going into effect in full from January 1, 2011.

(b) Segment information provided to the Management Committee (“MC”)

The following tables set forth revenues and Earnings before net financial result, taxes, depreciation and amortization (“EBITDA”) by segment, as monitored by the Company’s chief operating decision making body, the MC.

The sum of the financial results of the segments presented below does not equal to the Group financial results because of intersegment eliminations.

In the financial statements, the Group’s segments are reported in a manner consistent with the internal reporting provided to the chief operating decision makers, the members of the MC of Magyar Telekom Plc. The MC is responsible for allocating resources to, and assessing the performance of the operating segments on a monthly basis. The accounting policies and measurement principles of the operating segments are very similar to those applied for the Group. The differences primarily originate from the fact that the operating segments’ results are determined and closed at an earlier stage, than the financial statements of the Group. Any items discovered and requiring adjustment between the closing date of the segment results and the approval date of the financial statements or this flash report are reflected in the next period’s segment results from an MC reporting package perspective.

The revenues and expenses of the segments include both primary and secondary results. The primary revenues are derived from external parties, while the secondary ones are allocated from the other segments. Similarly, the primary expenses are paid to external parties, while the secondary ones are charged by the other segments. All secondary revenues and expenses are eliminated in the Group’s financial statements.

Magyar Telekom has been subject to special telecommunications tax introduced in Hungary in Q4 2010, charged on the companies’ annual revenues, retrospectively from January 1, 2010. As introduced in Q4 2010, this tax in 2010 only hit the Q4 results of both the Group and the segments. The presented EBITDA of the Hungarian segments (Telekom Hungary and T-Systems Hungary), however, include the special telecommunications tax both in 2010 and 2011. In the top management reports of the segments in 2011, the tax payable on the H1 2010 revenues were retrospectively included in the H1 2010 segment results to allow a more reasonable comparison of the year-over-year performance of the segments. As this tax was only introduced in Q4 2010, the H1 2010 Consolidated Statements of Comprehensive Income were not restated, which is in line with IFRS, but makes the comparison of the Group’s year-over-year performance less comparable.

EBITDA for each segment, in principle, could be reconciled to the segment’s operating profit, the most directly comparable financial measure according to IFRS, by adding depreciation. However, depreciation is not allocated to the segments (it is not a segment measure); therefore the reconciliation cannot be prepared and presented on a segment basis. Accordingly, we provide a reconciliation of the total segment EBITDA to consolidated profit for the period of the Group.

HUF millions	6 months ended June 30, 2010	6 months ended June 30, 2011
Total Telekom Hungary revenues	212,070	205,108
Less: Telekom Hungary revenues from other segments	(19,489)	(17,453)
Telekom Hungary revenues from external customers	192,581	187,655

Total T-Systems Hungary revenues	58,443	54,300
Less: T-Systems Hungary revenues from other segments	(5,644)	(5,102)
T-Systems Hungary revenues from external customers	52,799	49,198

Total Macedonia revenues	37,977	34,149
Less: Macedonia revenues from other segments	(69)	(61)
Macedonia revenues from external customers	37,908	34,088

Total Montenegro revenues	15,212	15,141
Less: Montenegro revenues from other segments	(12)	(15)
Montenegro revenues from external customers	15,200	15,126

Total consolidated revenue of the segments	298,488	286,067
Measurement differences to Group revenues	(654)	6
Total revenue of the Group	297,834	286,073

Segment results (EBITDA)
Telekom Hungary	72,457	66,013
T-Systems Hungary	8,179	8,294
Macedonia	19,498	18,368
Montenegro	4,648	5,122
Total EBITDA of the segments	104,782	97,797

Hungarian telecommunications and other crisis taxes (included retrospectively in H1 2010)	13,380	0
Measurement differences to Group EBITDA	1,344	6
Total EBITDA of the Group	119,506	97,803

Depreciation and amortization of the Group	(49,425)	(48,018)
Total Operating profit of the Group	70,081	49,785

Net financial result	(14,286)	(16,491)
Share of associates’ and joint ventures’ losses	(18)	(1)
Total Profit before income tax of the Group	55,777	33,293
Income tax expense	(16,902)	(8,100)
Total Profit for the period of the Group	38,875	25,193

HUF millions	3 months ended June 30, 2010	3 months ended June 30, 2011
Total Telekom Hungary revenues	107,361	103,976
Less: Telekom Hungary revenues from other segments	(9,841)	(8,941)
Telekom Hungary revenues from external customers	97,520	95,035

Total T-Systems Hungary revenues	29,068	26,229
Less: T-Systems Hungary revenues from other segments	(2,632)	(2,469)
T-Systems Hungary revenues from external customers	26,436	23,760

Total Macedonia revenues	19,593	17,023
Less: Macedonia revenues from other segments	(33)	(31)
Macedonia revenues from external customers	19,560	16,992

Total Montenegro revenues	7,764	7,782
Less: Montenegro revenues from other segments	(8)	(3)
Montenegro revenues from external customers	7,756	7,779

Total consolidated revenue of the segments	151,272	143,566
Measurement differences to Group revenues	(812)	0
Total revenue of the Group	150,460	143,566

Segment results (EBITDA)
Telekom Hungary	37,490	27,719
T-Systems Hungary	4,171	4,441
Macedonia	11,062	9,147
Montenegro	2,838	3,250
Total EBITDA of the segments	55,561	44,557

Hungarian telecommunications and other crisis taxes (included retrospectively in Q2 2010)	6,690	0
Measurement differences to Group EBITDA	(411)	0
Total EBITDA of the Group	61,840	44,557

Depreciation and amortization of the Group	(25,285)	(24,024)
Total Operating profit of the Group	36,555	20,533

Net financial result	(5,783)	(8,051)
Share of associates’ and joint ventures’ losses	(9)	0
Total Profit before income tax of the Group	30,763	12,482
Income tax expense	(11,152)	(5,156)
Total Profit for the period of the Group	19,611	7,326

(c) Operating and financial review - segments

Telekom Hungary

The Telekom Hungary segment operates in Hungary providing mobile, fixed line telecommunications and TV distribution services (including marketing, sales and customer relations activities) to residential and small businesses telecommunications customers with several million customers mainly under the T-Mobile and T-Home brands. The Telekom Hungary segment is also responsible for the wholesale mobile and fixed line services in Hungary, and performs strategic and cross-divisional management and support functions including Procurement, Treasury, Real estate, Accounting, Tax, Legal, Internal Audit and similar shared services and other central functions of the Group’s management. This segment is also responsible for the Group’s points of presence in Bulgaria, Romania and the Ukraine providing wholesale services to local companies and operators. In addition, the Telekom Hungary segment is responsible for the operations and development of the mobile, fixed line and cable TV network as well as IT management in Hungary.

HUF millions	6 months ended June 30, 2010	6 months ended June 30, 2011	Change (%)
Voice revenues	42,092	36,069	(14.3)
Internet revenues	21,175	20,121	(5.0)
TV revenues	12,166	13,830	13.7
Other fixed line and SI/IT revenues	21,268	20,631	(3.0)
Total fixed line and SI/IT revenues	96,701	90,651	(6.3)

Voice revenues	80,717	77,387	(4.1)
Non-voice revenue	19,481	21,679	11.3
Other mobile revenues	15,171	15,391	1.5
Total mobile revenues	115,369	114,457	(0.8)

Total revenues	212,070	205,108	(3.3)

Hungarian telecommunications and other crisis taxes	(11,316)	(10,738)	5.1
EBITDA	72,457	66,013	(8.9)
Investments in tangible and intangible assets	27,964	21,331	(23.7)

HUF millions	3 months ended June 30, 2010	3 months ended June 30, 2011	Change (%)
Voice revenues	20,877	17,847	(14.5)
Internet revenues	10,502	10,233	(2.6)
TV revenues	6,095	6,942	13.9
Other fixed line and SI/IT revenues	10,552	10,418	(1.3)
Total fixed line and SI/IT revenues	48,026	45,440	(5.4)

Voice revenues	41,472	39,794	(4.0)
Non-voice revenue	10,025	10,997	9.7
Other mobile revenues	7,838	7,745	(1.2)
Total mobile revenues	59,335	58,536	(1.3)

Total revenues	107,361	103,976	(3.2)

Hungarian telecommunications and other crisis taxes	(5,658)	(5,386)	4.8
EBITDA	37,490	27,719	(26.1)
Investments in tangible and intangible assets	15,539	11,549	(25.7)

Revenues in the Telekom Hungary segment decreased by 3.3% year over year mainly driven by lower fixed line and mobile voice revenues, declining fixed line Internet revenues, partly compensated by higher TV as well as higher mobile Internet and equipment revenues.

Fixed line voice-retail revenues experienced a decline mainly due to lower PSTN subscription fee revenues resulting from the decrease in the average number of fixed lines. The decrease was also due to lower outgoing traffic revenues due to loss of lines, lower usage and price discounts reflecting unfavorable economic environment and also competition with VoIP and VoCable operators. The increasing popularity of flat rate packages (e.g., Hoppá) led to lower ARPA but, on the other hand, it proved to be a successful tool in preventing PSTN churn. While PSTN revenues continued to decrease, the increase in VoIP and VoCable revenues driven by enlarging customer base and higher traffic slightly mitigated these decreases.

Internet revenues decreased by 5.0% in the first six months of 2011 compared to the same period last year. The decrease reflects mainly the lower DSL revenues due to much lower number of wholesale connections and lower prices forced by fierce competition mainly from cable and mobile operators. The migration towards double- and triple-play packages also had negative effect on blended ARPU level. This decrease was only partly offset by the increase in retail DSL subscriber base and by the higher number of Cablenet customers.

Decreased fixed line voice and Internet revenues were partly compensated by higher IPTV and satellite TV revenues driven by a larger customer base and higher ARPU. The IPTV customer base increased by 88.2% to 163,824, while the number of satellite TV customers increased by 18.6% to 262,402 by the end of June 2011. These increases were partly offset by lower Cable TV revenues influenced by decreased customer base due to migration from Cable TV to IPTV technology and, to a lesser extent, by lower ARPU.

Mobile revenues slightly decreased year over year due to lower voice-retail revenues mainly attributable to lower outgoing tariff levels and lower voice-wholesale revenues due to the decrease in wholesale termination fees applied from December 1, 2010. These decreases were mostly compensated by higher non-voice revenues in line with wider usage of mobile Internet and by the increase in equipment revenues driven by higher average handset prices in retention.

EBITDA of the Telekom Hungary segment decreased by 8.9% year over year as lower total revenues together with higher other operating expenses (influenced by the provision made in connection with the investigation in June 2011) were only partially offset by declining voice-related payments and employee-related expenses as well as higher other operating income.

The significant decrease in investments in tangible and intangible assets is mainly due to lower investments related to satellite TV service.

T-Systems Hungary

T-Systems Hungary provides mobile and fixed line telecommunications, info-communications and system integration services (including marketing, sales and customer relations activities) mainly under the T-Systems and T-Mobile brands to key business partners (large corporate customers and public sector).

HUF millions	6 months ended June 30, 2010	6 months ended June 30, 2011	Change (%)
Voice revenues	5,821	5,122	(12.0)
Other fixed line revenues	10,524	10,009	(4.9)
Total fixed line revenues	16,345	15,131	(7.4)

Voice revenues	9,009	8,365	(7.1)
Non-voice revenue	4,270	4,399	3.0
Other mobile revenues	3,898	3,557	(8.7)
Total mobile revenues	17,177	16,321	(5.0)

SI/IT revenues	24,921	22,848	(8.3)

Total revenues	58,443	54,300	(7.1)

Hungarian telecommunications and other crisis taxes	(2,064)	(1,948)	5.6
EBITDA	8,179	8,294	1.4
Investments in tangible and intangible assets	1,587	1,214	(23.5)

HUF millions	3 months ended June 30, 2010	3 months ended June 30, 2011	Change (%)
Voice revenues	2,767	2,493	(9.9)
Other fixed line revenues	5,216	4,989	(4.4)
Total fixed line revenues	7,983	7,482	(6.3)

Voice revenues	4,538	4,256	(6.2)
Non-voice revenue	2,169	2,236	3.1
Other mobile revenues	1,981	1,798	(9.2)
Total mobile revenues	8,688	8,290	(4.6)

SI/IT revenues	12,397	10,457	(15.6)

Total revenues	29,068	26,229	(9.8)

Hungarian telecommunications and other crisis taxes	(1,032)	(959)	7.1
EBITDA	4,171	4,441	6.5
Investments in tangible and intangible assets	928	791	(14.8)

Total revenues of T-Systems Hungary decreased by 7.1% in H1 2011 compared to the same period last year primarily driven by lower fixed line and mobile voice revenues together with lower data and other mobile revenues, partly compensated by higher mobile Internet and equipment revenues.

Fixed line voice-retail revenues decreased reflecting the erosion both in the customer base and traffic. Other fixed line revenues declined mainly as a result of lower fixed line data revenues influenced mainly by decreased prices due to fierce competition.

Mobile voice revenues decreased by 7.1% year over year predominantly due to lower voice-retail revenues as a result of lower average per minute fee and decreased outgoing MOU, partly compensated by higher average customer base. Other mobile revenues also declined primarily owing to lower TETRA-related revenues at Pro-M. These decreases were partly offset by higher non-voice revenues driven by higher Internet revenues reflecting increased mobile broadband customer base and higher equipment revenues due to the increase in average handset prices boosted by the growing popularity of smartphones.

The 8.3% decrease in SI/IT revenues resulted from lower infrastructure revenues at KFKI due to lower number of projects in the public sector. The decrease in outsourcing revenues was driven mainly by lower fees and less projects in the telecommunications sector. These decreases were somewhat offset by increased infrastructure revenues at T-Systems Hungary driven by new projects and the consolidation of Daten-Kontor revenues in H1 2011.

The EBITDA level of T-Systems Hungary slightly increased by 1.4% year over year. Declining total revenues put a downward pressure on EBITDA, but these were more than offset by lower other operating expenses, lower SI/IT-related payments, decreased voice-related payments and declined employee-related expenses.

Macedonia

HUF millions	6 months ended June 30, 2010	6 months ended June 30, 2011	Change (%)
Total fixed line and SI/IT revenues	17,021	16,453	(3.3)

Total mobile revenues	20,956	17,696	(15.6)

Total revenues	37,977	34,149	(10.1)

EBITDA	19,498	18,368	(5.8)
Investments in tangible and intangible assets	5,088	2,638	(48.2)

HUF millions	3 months ended June 30, 2010	3 months ended June 30, 2011	Change (%)
Total fixed line and SI/IT revenues	8,823	8,079	(8.4)

Total mobile revenues	10,770	8,944	(17.0)

Total revenues	19,593	17,023	(13.1)

EBITDA	11,062	9,147	(17.3)
Investments in tangible and intangible assets	3,220	1,217	(62.2)

The currency translation effect on the results of our Macedonian operations was relatively small (1.1%) year over year.

Excluding the currency translation effects, total fixed line and SI/IT revenues decreased primarily as a result of lower voice-retail revenues reflecting the loss of fixed lines and lower traffic affected by strong competition and mobile substitution. This decrease was largely offset by higher international incoming revenues due to higher termination fees effective from May 2010, and, to a smaller extent, by the increase in TV revenues due to the enlarging IPTV subscriber base.

Mobile revenues in local currency decreased mainly resulting from lower voice-retail revenues due to lower per minute fees. Non-voice revenues also decreased as lower data revenues due to SMS promotions and decreased content revenues due to lower usage were only partly compensated by higher mobile Internet revenues resulting from increased traffic. These decreases were somewhat compensated by higher equipment revenues mainly driven by increased number of handset sold in retention. Higher voice-wholesale revenue was primarily a result of increased traffic volume due to the larger subscriber base of VIP and higher price for international interconnection. T-Mobile MK had a 50.0% share in the Macedonian mobile market and mobile penetration was 124.0% at the end of June 2011.

EBITDA of our Macedonian operations decreased by 5.8% in HUF terms deriving mainly from lower total revenues, partly offset by the decrease in other operating expenses.

Montenegro

HUF millions	6 months ended June 30, 2010	6 months ended June 30, 2011	Change (%)
Total fixed line and SI/IT revenues	8,390	8,281	(1.3)

Total mobile revenues	6,822	6,860	0.6

Total revenues	15,212	15,141	(0.5)

EBITDA	4,648	5,122	10.2
Investments in tangible and intangible assets	1,285	1,392	8.3

HUF millions	3 months ended June 30, 2010	3 months ended June 30, 2011	Change (%)
Total fixed line and SI/IT revenues	4,291	4,179	(2.6)

Total mobile revenues	3,473	3,603	3.7

Total revenues	7,764	7,782	0.2

EBITDA	2,838	3,250	14.5
Investments in tangible and intangible assets	682	992	45.5

The results of our Montenegrin operations were negatively affected by the 0.8% strengthening of HUF against the EUR year over year.

Excluding the currency translation effects, total fixed line and SI/IT revenues remained broadly stable. Lower voice-retail revenues due to declining outgoing traffic and lower voice-wholesale revenues due to lower volume of terminated and transited international incoming traffic were counterbalanced by higher Internet revenues (increased DSL connections) and higher TV revenues (increased IPTV subscriber base).

Mobile revenues in EUR increased year over year primarily due to a one-off effect in Q2 2010.

In the second quarter of 2010, it was determined that a number of prepaid mobile fill-up vouchers had been misappropriated at Crnogorski Telekom. Accordingly, we reversed previously recognized revenues of EUR 0.8 million and recognized a provision of EUR 0.4 million in relation to VAT and other costs associated with the misappropriated vouchers, resulting in a negative EBITDA impact totaling EUR 1.2 million.

Excluding this EUR 0.8 million one-off impact on revenues, prepaid voice-retail revenues decreased due to lower customer base, while postpaid revenues declined due to lower ARPU. Voice-wholesale revenues also decreased resulting from lower incoming traffic and the decrease in interconnection tariffs for domestic operators. Higher non-voice revenues due to increased usage of Internet and content services had a positive effect on total mobile revenues.

EBITDA of our Montenegrin operations increased by 10.2% expressed in HUF, since total revenues remained almost at the same level, while other operating expenses and employee-related expenses decreased.

6. Property, plant and equipment

Total investments in tangible and intangible assets amounted to HUF 26,656 million in the first half of 2011. There have not been any significant individual investments. Magyar Telekom Plc. sold a number of real estate properties in Q1 2011. The total gain on these transactions was HUF 1.4 bn. There has not been any significant individual sale of assets.

7. Borrowings

There has not been any material change in the nature and amount of our borrowings in the first half of 2011. The current portion of financial liabilities increased by HUF 28.2 bn by June 30, 2011, while non current financial liabilities decreased by HUF 41.1 bn by June 30, 2011 compared to December 31, 2010, resulting from the different maturity structure of loans.

8. Commitments

There has not been any material change in the nature and amount of our commitments in the first half of 2011.

9. Contingencies

No provisions have been recognized for the cases described below as management estimates that it is unlikely that these claims originating from past events would result in any material economic outflows from the Group, or the amount of the obligation cannot be measured with sufficient reliability. For certain cases described or referred to in this Note and Note 12 information required under IAS 37 is not disclosed, if we have concluded that the disclosure can be expected to seriously prejudice the outcome of the proceedings.

Macedonia

Compensation for termination of a service contract by T-Mobile MK

In January 2002, T-Mobile MK signed an agreement with a subcontractor, including a 3-month trial period, for the collection of T-Mobile MK’s overdue receivables. After the expiration of the 3-month trial period, T-Mobile MK terminated this contract in April 2002 due to breaches of the contractual obligations by the subcontractor. The subcontractor initiated a lawsuit in April 2003 requesting damage compensation for foregone profit and compensation for services already rendered. Management estimates it unlikely that the subcontractor would win the court case against T-Mobile MK. The potential loss from the claim is approximately HUF 4.4 bn. The first instance decision in 2010 was in favor of T-Mobile MK, but the plaintiff submitted an appeal, therefore the timing of the final resolution is uncertain.

Makedonski Telekom’s dispute on fixed-to-mobile termination fees

In 2005, Makedonski Telekom changed the retail prices for the traffic from fixed to mobile network. According to the interconnection agreements with the mobile operators the change in retail prices automatically decreased the interconnection fees for termination in the mobile networks. In February 2006, one of the Macedonian mobile operators, ONE, submitted to the Agency a request for dispute resolution with reference to the termination prices. The Agency rejected the requests of ONE as “ungrounded”. This decision of the Agency was appealed by ONE by filing a lawsuit at the Administrative Court of Macedonia. The potential loss from the claim is approximately HUF 0.4 bn, but the management estimates it unlikely that this would result in any material cash outflows. The final decision will be made by the Administrative Court of Macedonia, the timing of which is uncertain.

Montenegro

Employee salary disputes in Montenegro

In July 2010, the Trade Union of Crnogorski Telekom submitted a claim to increase the salaries by 15.3% for the period between September 2009 and September 2010, based on the clause on minimum wage calculation in the Collective Bargaining Agreement. Management believes that the Trade Union is not entitled to submit such claim and also disagrees to the calculation methodology. There has not been any hearing yet in this case. The potential exposure is HUF 0.8 bn.

10. Related party transactions

There has not been any material change in the nature of our related party transactions in the first six months in 2011. In the first half of 2011, our financial liabilities to related parties decreased.

11. Seasonality

The Group operates in an industry where significant seasonal or cyclical variations in operating income are not experienced.

12. Investigations into certain consultancy contracts

As previously disclosed, the Company’s Audit Committee conducted an internal investigation regarding certain contracts relating to the activities of the Company and/or its affiliates in Montenegro and Macedonia that totaled more than EUR 31 million. In particular, the internal investigation examined whether the Company and/or its Montenegrin and Macedonian affiliates had made payments prohibited by U.S. laws or regulations, including the U.S. Foreign Corrupt Practices Act (the “FCPA”). The Company has previously disclosed the results of the internal investigation. For further information regarding the internal investigation, see the Company’s annual report for the year ended December 31, 2010.

The United States Department of Justice (the “DOJ”), the United States Securities and Exchange Commission (the “SEC”) and the Ministry of Interior of the Republic of Macedonia commenced investigations into certain of the activities that were the subject of the internal investigation. Further, in relation to certain activities that were the subject of the internal investigation, the Hungarian Central Investigating Chief Prosecutor’s Office has commenced a criminal investigation into alleged corruption with the intention of violating obligations in international relations and other alleged criminal offenses. In addition, the Montenegrin Supreme State Prosecutor is also investigating the activities of the Company that were the subject of the internal investigation and has requested information from the Company in relation to the relevant contracts. These governmental investigations are continuing, and the Company continues to cooperate with these investigations.

On June 24, 2011, Magyar Telekom announced that its Board of Directors had approved an agreement in principle with the staff of the SEC to resolve the SEC’s investigation of the Company’s possible violations of the FCPA through a settlement. Pursuant to the agreement in principle, the Company, without admitting or denying the allegations against it, would consent to a U.S. court order permanently enjoining it from any future FCPA violations and pay disgorgement and a conditional civil penalty. The agreement in principle reflects the SEC staff’s consideration of the Company’s self-reporting, remediation and cooperation with the SEC’s investigation. The agreement in principle is not a final settlement of the SEC’s investigation and the terms of any final settlement would be subject to final approval by the Company’s Board of Directors, the SEC and a U.S. District Court.

The Company continues to engage in discussions with the DOJ regarding the possibility of resolving the DOJ’s investigation of the Company through a negotiated settlement. The Company may be unable to reach a negotiated settlement with the DOJ. Any resolution of the DOJ investigation could result in criminal sanctions, including monetary penalties, which could have a material effect on the Company’s financial position, results of operations or cash flows, as well as require additional changes to its business practices and compliance program. The Company cannot predict whether or when a resolution of the DOJ investigation will occur, or the terms, conditions, or other parameters of any such resolution.

In light of the agreement in principle with the SEC staff, and the ongoing negotiations with the DOJ, the Company has recognized a provision of HUF 11.5 bn (USD 62.4 million) in connection with these governmental investigations in the second quarter of 2011. However, the amount of any payment obligation upon final settlement or other resolution of these investigations may differ from the amount of the provision.

In addition to the provision, Magyar Telekom incurred HUF 0.6 bn expenses relating to the investigations in the first half of 2011, which are included in other operating expenses of the Telekom Hungary segment.

13. Significant events between the end of the quarter and the publishing of the “Interim management report”

None.

Declaration

We the undersigned declare that to the best of our knowledge the attached report gives a true and fair view of the financial position and performance of Magyar Telekom and its controlled undertakings, contains an explanation of material events and transactions that have taken place during the relevant period and their impact on the financial position of Magyar Telekom and its controlled undertakings.

Christopher Mattheisen	Thilo Kusch
Chairman and Chief Executive Officer	Chief Financial Officer

Budapest, August 4, 2011

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director
Capital Markets and Acquisitions

Date: August 4, 2011